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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3165 E Millrock Drive, Suite 340
(No. and Street)

SLC (City) UT (State) 84121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary W. Teran (801) 930-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WSRP, LLC
(Name – *if individual, state last, first, middle name*)

155 North 400 West, Ste 400 (Address) SLC (City) UT (State) 84103 (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary W. Teran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Advisors, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA A. RILEY
Notary Public
State Of Utah
My Commission Expires 05/04/2022
700290

Notary Public

Signature

President and CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WESTERN ADVISORS

Report of Independent Registered Public Accounting Firm
and Financial Statements
December 31, 2018
CRD #013623

FIRST WESTERN ADVISORS

Table of Contents

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
First Western Advisors
Salt Lake City, Utah

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition of First Western Advisors as of December 31, 2018 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Western Advisors at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Western Advisors' management. Our responsibility is to express an opinion on First Western Advisors' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Western Advisors in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation and Reconciliation of Net Capital under SEC Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of

First Western Advisors' financial statements. The supplemental information is the responsibility of First Western Advisors' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation and Reconciliation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WSRP, LLC

WSRP, LLC

We have served as First Western Advisors' auditor since 2019.

Salt Lake City, Utah
March 1, 2019

FIRST WESTERN ADVISORS
Statement of Financial Condition
December 31, 2018

Assets	
Current Assets	
Cash and Cash Equivalents	$ 16,209
Commissions Receivable	640,951
Marketable Securities, at Fair Value	867,927
Prepaid Expense	23,792
Other Receivables	49,299
Total Current Assets	1,598,178
Property and Equipment	
Property and Equipment, Net	52,630
Other Assets	
Intangible Asset, net	207,248
Deposits	73,282
Total Other Assets	280,530
Total Assets	$ 1,931,338
Liabilities and Stockholders' Equity	
Current Liabilities	
Accounts Payable	$ 32,028
Commissions Payable	220,343
Accrued Liabilities	62,997
Current Portion of Other Liabilities	69,306
Total Current Liabilities	384,674
Other Liabilities	
Deferred Tax Liability	10,120
Capital Lease Obligation	5,742
Note Payable - Black Book Purchase	111,294
Total Other Liabilities	127,156
Total Liabilities	511,830
Stockholders' Equity	
Preferred Stock - 1,000,000 shares authorized, no par value	
Series A non-voting, 1,000,000 authorized, 700,000 issued and outstanding	700,000
Common Stock - 20,000,000 shares authorized, no par value	
Class A voting, 1,000,000 authorized, 500,000 issued and outstanding	-
Class B non-voting, 19,000,000 authorized, 9,500,000 issued and outstanding	-
Paid in Capital	5,000
Retained Earnings	714,508
Total Stockholders' Equity	1,419,508
Total Liabilities and Stockholders' Equity	$ 1,931,338

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Operations
For the Year Ended December 31, 2018

Revenue	
Commissions	$ 1,370,920
Investment Advisory Fees	2,735,943
Interest and Dividends	22,672
Other Revenue	97,984
Net Securities Loss	(17,067)
Total Revenue	4,210,452
Expenses	
Commissions, Employee Compensation, and Benefits	2,925,407
Floor Brokerage, Exchange, and Clearance fees	494,899
Communication and Data Processing	79,389
Occupancy	268,589
Interest	17,771
Professional Fees and Services	154,762
Other Expenses	394,360
Total Expenses	4,335,177
Net Loss from Operations	(124,725)
Net Loss Before Income Taxes	(124,725)
Income Tax Benefit	(36,584)
Net Loss	(88,141)
Less Preferred Dividend	(10,938)
Net Loss Applicable to Common Shareholders	$ (99,079)
Net Loss per Share:	
Basic and Diluted	$ (0.01)
Basic and Diluted Available to Common Shareholders	(0.01)
Basic and Diluted Weighted Average Shares Outstanding	10,000,000

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

	Preferred Shares	Preferred Stock	Common Shares	Paid-in Capital, Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2017	700,000	$ 700,000	10,000,000	$ 5,000	$ 813,587	$ 1,518,587
Preferred Stock Dividend	-	-	-	-	(10,938)	(10,938)
Net Loss for the period ended December 31, 2018	-	-	-	-	(88,141)	(88,141)
Balance, December 31, 2018	700,000	$ 700,000	10,000,000	$ 5,000	$ 714,508	$ 1,419,508

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net Loss	$	(88,141)
Adjustments to reconcile Net Loss to net cash from operating activities:		
Depreciation expense		99,248
Unrealized securities losses		41,527
Deferred tax benefit		(36,584)
Changes in operating assets and liabilities:		
Decrease in commissions receivable		114,174
Increase in other receivable		(11,169)
Increase in prepaid expenses		(23,792)
Decrease in marketable securities		17,509
Increase in accounts payable		20,636
Increase in commissions payable		30,079
Decrease in accrued liabilities		(24,906)
Net Cash from Operating Activities		138,581
Cash Flows from Investing Activities		
Cash paid for purchase of equipment		(8,937)
Net Cash Flows from Investing Activities		(8,937)
Cash Flows from Financing Activities		
Repayments of margin debt		(46,630)
Principal payments from note receivable		8,855
Principal payments on capital lease		(4,678)
Principal payments on book purchase		(60,044)
Payment of preferred dividend		(10,938)
Net Cash from Financing Activities		(113,435)
Net Increase in Cash and Cash Equivalents		16,209
Beginning Cash and Cash Equivalents Balance		-
Ending Cash and Cash Equivalents Balance	$	16,209
Supplemental Disclosure of Cash Flow information		
Cash paid for interest	$	17,771
Income taxes paid	$	100

See accompanying notes to financial statements

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

First Western Advisors is a Broker/Dealer offering various types of investment opportunities. The Company was incorporated under the laws of the State of Utah in July 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA]. The Company is headquartered in Salt Lake City, Utah and it maintains licensing and registration in a majority of the states in the United States.

Marketable Securities

Marketable securities are treated as trading securities for accounting purposes and are adjusted to fair value at the end of each accounting period, with the corresponding gains and losses recorded in the Statement of Operations. The fair value is based on the closing quote price of each individual security.

Commissions Receivable

The Company records commissions when earned. Commissions receivable are periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible. As of December 31, 2018, the allowance for doubtful accounts is $0.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), ASC 740, "Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company classifies interest and penalties related to taxes as Other Expenses. The Company recorded no interest or penalties for the year ended December 31, 2018.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred. The amount expensed for the year ended December 31, 2018 was $13,868.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which was amended in March 2016 by FASB Accounting Standards Update 2016-08, "Principal versus Agent Considerations" ("ASU 2016-08"), in April 2016 by FASB Accounting Standards Update 2016-10, "Identifying Performance Obligations and Licensing" ("ASU 2016-10", May 2016 by FASB Accounting Standards Update 2016-12, "Narrow-Scope Improvements and Practical Expedients" ("ASU 2016-12"), and in December 2016 by FASB Accounting Standards Update 2016-20, "Technical Corrections and Improvements to Topic 606" ("ASU 2016-20"), ASU 2014-09, as amended, supersedes or replaces nearly all GAAP revenue recognition guidance. The new guidance establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, and will expand disclosures about revenue. In July 2015, the FASB issued Accounting Standards Update 2015-14, "Deferral of the Effective Date," which deferred the effective date of ASU 2014-09, ASU 2014-09, as amended by ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12, and ASU 2016-20, is now effective for annual reporting periods beginning after December 15, 2017 and interim periods within those years, with early adoption permitted for annual reporting periods beginning after December 15, 2016 and interim periods within those years. We adopted ASU 2014-09, as amended, effective April 1, 2018. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting this standard.

On January 1, 2018, the Company adopted the requirements of Accounting Standards Codification 606, "Revenue from contracts with customers."

The Company's accounting policy has been updated to align with the new standard to recognize revenue when the following criteria are met. 1) Contract with the customer has been identified. 2) Performance obligations in the contract have been identified. 3) Transaction price has been determined. 4) Transaction price has been allocated to the performance obligations, and 5) Revenue is recognized when (or as) performance obligations are satisfied.

FIRST WESTERN ADVISORS
Notes to Financial Statements
For the Year Ended December 31, 2018

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings per Share

In accordance with ASC Topic 260, "Earnings per Share," Basic earnings (loss) per common share is computed by dividing net income/(loss) available to common shareholders by the weighted average of common shares outstanding for the period. Net income/(loss) available to common shareholders represents net income/(loss) reduced by an allocation of cumulative preferred dividends. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive common share equivalents. There are no common stock equivalents outstanding; thus, basic and diluted income or loss per share calculations are the same.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank and money market funds, with original maturity of three months or less when purchased, to be cash and cash equivalents.

Financial Instruments

All the instruments within financial instruments owned, including cash and marketable securities, are measured at fair value as required by accounting pronouncements. These instruments primarily represent the Company's investment activities and include both cash and marketable securities.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Identifiable intangible assets represent book purchases entered into by the Company. The book purchase is being amortized over its useful life, which is five years.

Certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

The accounting update is effective for fiscal years beginning after December 15, 2018 (January 1, 2019 for our company). The Company's implementation efforts include reviewing existing leases and service contracts, which may include imbedded leases. Upon adoption, our Company does not expect a gross up on its statements of financial condition upon recognition of the right-to-use assets and lease liabilities and therefore does not expect any impact on its financial condition.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms. The Company is insured by SIPC up to a ceiling of $500,000, including a maximum of $250,000 for cash claims. Balances above those thresholds would be a concentration risk.

NOTE C PROFIT SHARING PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. The Company contributed $65,115 during 2018.

NOTE D SIGNIFICANT CONCENTRATIONS

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement; the Company would be required to seek relief through the legal system as an unsecured creditor.

NOTE E MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at fair value as follows:

Equity Securities	$	867,927
Total Marketable Securities	$	867,927

The unrealized holding losses on trading securities for 2018 is $41,527 which has been deducted in current earnings. The cumulative unrealized holding gain is $10,269. The cost basis of the marketable securities is $878,196. See Note M for fair value measurements.

NOTE F LEASES

The Company entered into a lease agreement on February 15, 2013 for their current office space. The lease is for a seven-year term which will expire on November 30, 2020 with current monthly rent of $21,947. Office rent expense for 2018 was $264,911 which included additions for operating expense overages. The Company recognizes rent on a straight-line basis over the term of the lease. As of December 31, 2018, the rent escalation accrual balance was $54,735.

The following is a schedule by years of future minimum lease payments required by operating leases.

Year	Required Minimum Lease Payments
2019	$ 266,665
2020	251,382
Total	$ 518,047

The Company has a capital lease for office equipment with an implied interest rate of 12% due in monthly installments of $473 through January 2021. As of December 31, 2018, the Company had a liability of $10,420. This obligation is secured by the equipment. The balance sheet includes $21,264 in equipment under this capital lease with accumulated depreciation of $12,235. Depreciation on the asset for the year is $4,253. This balance is included with other equipment on the balance sheet.

The following is a schedule of future minimum lease payments on this lease:

Year	Amount
2019	$ 5,676
2020	5,676
2021	473
Total	$ 11,825

NOTE G INCOME TAXES

The provision for income taxes consists of the following:

The 2018 net deferred tax accounts include the following amounts of deferred tax liabilities:

	Taxable Temporary Difference	Expected Tax Rate	Deferred Tax Asset (Liability)
Deferred tax liability			
Federal	(554,424)	21%	$ (116,429)
State	(554,424)	5%	(27,721)
Total net deferred tax liability			(144,150)
Deferred tax asset			
Federal	547,887	21%	115,056
State	379,483	5%	18,974
Total net deferred tax asset			134,030
Net deferred tax liability			$ (10,120)

The deferred tax liability results from differences in book and tax depreciation, accrual and tax method of accounting for income and expense, recognition of unrealized losses on securities and net operating loss carryovers as of December 31, 2018.

The Company has the following Federal carry forwards available at December 31, 2018:

Operating Loss Carryforwards

Expires	Amount
2036	$ 164,636
2037	3,768
	$ 168,404

FIRST WESTERN ADVISORS
Notes to Financial Statements
For the Year Ended December 31, 2018

NOTE G INCOME TAXES (Continued)

A reconciliation of the difference between the expected income tax expense or benefit computed at the combined federal and state statutory income tax rates (26%) and the Company's income tax benefit is shown in the following table:

Expected benefit [taxes on Federal income before taxes]	$	(32,454)
Non-deductible expenses		13,000
Dividends received deduction		(3,174)
Other		(13,956)
Total actual benefit	$	(36,584)

The Company has evaluated its tax positions for uncertainties and determined that any required adjustments would not have a material impact on the Company's statements of financial condition, operations, or statement of cash flows.

NOTE H PROPERTY & OTHER INTANGIBLES

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement. The major classes of assets as of the balance sheet date are as follows:

Asset Class		Cost		Accumulated Depreciation/ Amortization		Net Book	Method/Life
Equipment	$	190,360	$	143,226	$	47,134	SL/5-7 years
Leasehold		12,212		6,716		5,496	SL/10 years
Total	$	202,572	$	149,942	$	52,630	

Depreciation expense was $19,032 during 2018.

NOTE H PROPERTY & OTHER INTANGIBLES (Continued)

On June 7, 2016 the Company entered into a contract to purchase a book of business of a retiring broker. The Company made two initial installments of $51,500 each in the months of June and July 2016 with the remaining balance to be paid in 60 equal monthly payments of $6,866. The net present value of the promised 62 payments amounted to $451,744. The asset is being amortized under the straight-line method over the 62-month period which approximated the estimated useful life.

In accordance with the contract, a review of the clients retained at the one-year anniversary was completed in 2018. Based on that review it was determined that there would be a reduction to $6,180 for the remaining 51 payments. The net present value of those remaining payments required a reduction to the contract cost and the related indebtedness in the amount of $30,498. The adjusted asset is being amortized under the straight-line method over the remaining 51-month period which approximates the estimated useful life.

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net Book	Method/Life
Intangible Assets	$ 421,246	$ 213,999	$ 207,248	SL/62 mo

Amortization expense was $80,216 during 2018. The following is a schedule of future amortization expense.

Year	Amount
2019	$ 80,216
2020	80,216
2021	46,815
Total	$ 207,247

NOTE I NOTE PAYABLE

The Company entered into a contract to purchase a book of business for $515,000 with two initial payments of $51,500 paid in June and July of 2016. The remaining balance of the obligation is to be paid in 60 equal monthly installments of $6,866. No interest rate was stated in the contract however management determined that a discount rate of 6.5% would be used to determine the fair value paid for the book based on their incremental borrowing rate. As stated in NOTE H the net present value of these payments was $451,744.

NOTE I NOTE PAYABLE (Continued)

In accordance with the contract, a review of the clients retained at the one-year anniversary was completed in 2017. Based on that review it was determined that there would be a reduction of $6,180 for the remaining 51 payments. The net present value of those remaining payments required a reduction to the contract cost and the related indebtedness in the amount of $30,498.

The remaining principal balance under the contract at December 31, 2018 was $175,922 with $64,628 due within one year. The following is a schedule of principal payments due over the next three years.

Year		Amount
2019	$	64,628
2020		68,956
2021		42,338
Total	$	175,922

NOTE J NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. In April 2018 the Company filed with FINRA to reduce the minimum Net Capital requirement to $100,000 from $250,000. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital in excess of $100,000. Under the SEC Uniform Net Capital Rule, the company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,058,273 which was $958,273 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to Net Capital is .36 to 1.

NOTE K PREFERRED AND COMMON STOCK

As of December 31, 2018, there were 700,000 preferred shares issued and outstanding. The Series A Preferred Shares accumulate dividends at a rate of $0.015625 per share per quarter,,but are only payable upon declaration by the board of directors. The cumulative preferred dividends for the year ending December 31, 2018 were $43,750. The Company paid $10,938 in dividends during 2018. Unpaid, cumulative dividends as of December 31, 2018 were $42,574. Dividends to other classes of stock are restricted until cumulative dividends are paid to Series A Preferred shares. The Series A Preferred Shares have liquidation preferences over other classes of stock up to the amount of $1 per share.

NOTE L FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement and Disclosures, defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. ASC 820 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table provides our financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2018:

		Fair Value Measurements Using:		
Description	Total Fair Value at December 31, 2018	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Marketable securities	$ 867,927	$ 867,927	$ -	$ -

NOTE M SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 1, 2019, the date the financial statements were available to be issued and has concluded that no recognized or non-recognized subsequent events have occurred since its fiscal year ended December 31, 2018.

FIRST WESTERN ADVISORS
Computation of Net Capital
For the Year Ended December 31, 2018

Net Capital		
Total stockholder's equity	$	1,419,509
Shareholder equity not allowable for net capital	$	-
Total stockholder's equity qualified for net capital	$	1,419,509
Subordinated borrowings allowable in computation of net capital	$	-
Other (deductions) or allowable credits	$	-
Total capital and allowable subordinated borrowings	$	1,419,509
Deductions and/or charges:		
Nonallowable assets		
Furniture, equipment, and leasehold improvements, net	$	(52,630)
Other assets	$	(303,622)
Other additions and/or allowable credits		
Capital lease of one year or more	$	6,149
Fixed liabilities of one year or more	$	111,294
Deferred tax provision	$	10,120
Net capital before haircuts on securities positions	$	1,190,820
Haircuts on securities		
Trading and investment securities	$	(132,547)
Net Capital	$	1,058,273
Aggregate indebtedness		
Accounts payable, accrued liabilities, expenses and other	$	259,184
Other borrowings not qualified for net capital purposes	$	125,080
Total aggregate indebtedness	$	384,264
Computation of basic net capital requirement		
Minimum net capital required	$	25,619
Minimum net capital requirement	$	25,619
Net capital requirement (statutory)	$	100,000
Excess net capital	$	958,273
Excess net capital at 10% of aggregate indebtedness	$	1,019,847
Excess net capital at 120% of statutory requirement	$	938,273
Ratio: aggregate indebtedness to net capital		36%

See accompanying notes to financial statements

Schedule 1

FIRST WESTERN ADVISORS
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2018

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	1,086,401
Differences due to offsetting various asset accounts against related liabilities	$	(28,128)
Audit Adjustments to record additional compensation	$	-
Other audit adjustments (net)	$	-
Other items (net)	$	-
Net Capital per the preceding	$	1,058,273

FIRST WESTERN ADVISORS
Schedule of Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
For the Year Ended December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

FIRST WESTERN ADVISORS
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3
For the Year Ended December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements under Rule 15c3-3.

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
First Western Advisors
Salt Lake City, Utah

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Western Advisors identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which First Western Advisors claimed an exemption from Rule 15c3-3 (k)(2)(ii) (the "exemption provision") and (2) First Western Advisors stated that First Western Advisors met the identified exemption provision throughout the most recent fiscal year without exception. First Western Advisors' management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the First Western Advisors' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WSRP, LLC

WSRP, LLC

Salt Lake City, Utah
March 1, 2019

wsrp
CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Partners of
First Western Advisors
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by First Western Advisors (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and the SIPC in assessing the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   We found no differences as a result of the procedures.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018.

   We found no differences as a result of the procedures.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We found no differences as a result of the procedures.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   We found no differences as a result of the procedures.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   We found no differences as a result of the procedures.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

WSRP, LLC

WSRP, LLC

Salt Lake City, Utah
March 1, 2019

wsrp